CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement and related Prospectus of RenaissanceRe Holdings Ltd. for the registration of $750,000,000 of debt securities, common stock, preferred stock, warrants, guarantees and other securities registered thereon and to the incorporation by reference therein of our reports dated February 28, 2007, with respect to the consolidated financial statements and schedules of RenaissanceRe Holdings Ltd. and Subsidiaries, RenaissanceRe Holdings Ltd. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of RenaissanceRe Holdings Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Hamilton, Bermuda

June 1, 2007